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                                                                      424(b)(3)
                                                     Registration No. 333-36463

MAIL BOXES ETC.                        U.S. OFFICE PRODUCTS COMPANY
6060 Cornerstone Court West            1025 Thomas Jefferson Street, N.W.
San Diego, CA  92121                   Suite 600 East
                                       Washington, DC  20007

                        Supplement Dated November 6, 1997
              to Proxy Statement/Prospectus Dated October 20, 1997

To the Shareholders of Mail Boxes Etc.:

    As you know, the Special Meeting of Shareholders (the "Special Meeting") of Mail Boxes Etc. ("MBE") for the purpose of approving the principal terms of the merger (the "Merger") of MBE with a subsidiary of U.S. Office Products Company ("USOP") will be held at MBE's offices at 6060 Cornerstone Court West, San Diego, California 92121 on Thursday, November 20, 1997, at 9:00 a.m. Pacific Standard Time. The Proxy Statement/Prospectus for the Special Meeting was dated October 20, 1997.

    This Supplement is being provided to inform you of certain changes in the responsibilities of two of USOP's executive officers.

    The Proxy Statement/Prospectus describes Jonathan J. Ledecky's role as Chairman and Chief Executive Officer ("CEO") of USOP. On November 5, 1997, USOP announced the promotion of Thomas I. Morgan to the position of President and CEO of USOP. Mr. Morgan joined USOP in February 1997 as President of USOP's North American Office Products Group and was promoted to Chief Operating Officer in June 1997. USOP also announced the formation of a committee of the Board of Directors to commence a search for a Chief Operating Officer to augment USOP's senior management team.

    In conjunction with the promotion of Mr. Morgan, Mr. Ledecky will no longer serve as the CEO of USOP. He has entered into an amended employment agreement with USOP (the "Employment Agreement") under which he will continue to serve as USOP's Chairman and as an executive of USOP with responsibilities for USOP's strategic planning and acquisition activities. Mr. Ledecky will not be responsible for the day-to-day oversight of USOP, and his base salary is set at $250,000 per year. The Employment Agreement allows Mr. Ledecky to participate in outside entrepreneurial activities including his anticipated role as Chairman and Chief Executive Officer of Consolidation Capital Corporation ("CCC"), a Washington-based firm currently in registration for an initial public offering of common stock. Mr. Ledecky currently serves as Chairman of CCC.

                                   * * * * * *

    MBE's shareholders who have already returned the proxy card regarding the Merger and who do not want to change their vote do not need to do anything. Any shareholder of MBE who wants to change such shareholder's vote, other than to revoke the proxy, should complete and sign the enclosed proxy card and return it in the enclosed envelope. Any shareholder of MBE who wants to withhold the authority previously given the proxies named on the proxy card to vote on the Merger may revoke such shareholder's proxy by calling 800/874-1667.